712

** AM 2/10/2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB - 5 2003 WASH, D.C. 181 SECTION

SEC FILE NUMBER
8- 44230

03002762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jackson Hathaway Hopper
d/b/a Hopper Securities - Vermont

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 Laurel Hill Drive
(No. and Street)

South Burlington (City) VT (State) 05403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise A. Myers, CPA 802-655-3801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Myers Tax & Accounting Services, P.C.
(Name — *if individual, state last, first, middle name*)

293 Main Street (Address) Winooski (City) VT (State) 05404 (Zip Code)

PROCESSED
FEB 21 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/3

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jackson H. Hopper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hopper Securities - Vermont, as of ~~December 31,~~ ~~19x~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jackson H Hopper
Signature

Owner
Title

Denise Nylis
Notary Public Exp 2/10/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Myers Tax & Accounting Services, P.C.
293 Main Street
Winooski, Vermont 05404
Tel. (802) 655-3801
Fax (802) 655-3803

Denise A. Myers, CPA
Richard F. Lewonski, RPA, EA, ABA, ATA

January 28, 2003

Hopper Securities - Vermont
226 Laurel Hill Drive
So. Burlington, VT 05403

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Hopper Securities of Vermont (a proprietorship) as of December 31, 2002 and the related statements of income, owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the owner, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Hopper Securities of Vermont as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Myers Tax & Accounting Services, P.C.
Myers Tax & Accounting Services, PC
License Number 92-0000606

HOPPER SECURITIES - VERMONT

FINANCIAL STATEMENTS

DECEMBER 31, 2002

SEC FILE NO.
8-44230
EXHIBIT A

HOPPER SECURITIES - VERMONT

BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS:	
Segregated Cash	$ 1,014
Cash	3,011
Receivables from Brokers	-0-
Receivables from Customers	-0-
TOTAL CURRENT ASSETS	**$ 4,025**
PROPERTY AND EQUIPMENT:	
Furniture and Equipment	$ 6,349
Less: Accumulated Depreciation	6,349
TOTAL PROPERTY AND EQUIPMENT	**$ -0-**
INVESTMENTS (At Cost)	**$73,890**
TOTAL ASSETS	**$77,915**
LIABILITIES AND OWNER'S EQUITY	
CURRENT LIABILITIES	
Payable to Brokers or Dealers	$ -0-
Payable to Customers	-0-
Accounts Payable	400
TOTAL LIABILITIES	**$ 400**
OWNER'S EQUITY (EXHIBIT D)	**$77,515**
TOTAL LIABILITIES AND OWNER'S EQUITY	**$77,915**

See Accompanying Notes and Auditor's Report

SEC FILE NO.
8-44230
EXHIBIT B

HOPPER SECURITIES - VERMONT

STATEMENT OF INCOME
FOR THE PERIOD ENDED
DECEMBER 31, 2002

INCOME:	
Commission Income	$ 720
Other Commission Income	2,696
Mutual Fund Income	13,753
Other Income	3,630
TOTAL INCOME	**$ 20,799**
EXPENSES:	
Telephone	$ 2,207
Office Supplies	2,065
Bank and Clearing Charges	2,603
Dues and Assessment	1,139
Commission Expense	5,066
Subscriptions	45
Professional Services	1,095
Health Insurance	4,606
Bad Debt	69
TOTAL EXPENSES	**$ 18,895**
NET OPERATING INCOME	**$ 1,904**
OTHER INCOME (EXPENSES)	
Interest Income	$ -0-
Interest Expense	(500)
Dividend Income	1,854
TOTAL OTHER INCOME (EXPENSES)	**$ 1,354**
NET INCOME	**$ 3,258**

See Accompanying Notes and Auditor's Report

SEC FILE NO.
8-44230
EXHIBIT C

HOPPER SECURITIES - VERMONT

STATEMENT OF CASH FLOWS
PERIOD ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 3,258
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Proceeds on Sale of Investments	0
(Increase) Decrease Receivables from Brokers	300
Increase (Decrease) Accounts Payable	(600)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**$2,958**
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of Investments	0
CASH FLOW FROM FINANCING ACTIVITIES	
Withdrawals by Owner	(1,000)
NET INCREASE (DECREASE) IN CASH	**$1,958**
CASH AT BEGINNING OF YEAR	**$2,067**
CASH AT END OF YEAR	**$4,025**

SUPPLEMENTAL DISCLOSURES

Interest Paid	$ 500

See Accompanying Notes and Auditor's Report

SEC FILE NO.
8-44230
EXHIBIT D

HOPPER SECURITIES - VERMONT

STATEMENT OF PROPRIETOR'S CAPITAL
DECEMBER 31, 2002

PROPRIETOR'S CAPITAL - DECEMBER 31, 2001	$ 75,257
NET INCOME (EXHIBIT B)	3,258
OWNER'S WITHDRAWALS	(1,000)
PROPRIETOR'S CAPITAL - DECEMBER 31, 2002	**$ 77,515**

See Accompanying Notes and Auditor's Report

SEC FILE NO.
8-44230
EXHIBIT D-1

HOPPER SECURITIES - VERMONT

STATEMENT OF COMPREHENSIVE INCOME
DECEMBER 31, 2002

NET INCOME - EXHIBIT B	**$**	**3,258**
OHER COMPREHENSIVE INCOME, NET OF TAX		
Unrealized Gains on Securities		
Unrealized Holding Gains Arising During the Period		183,294
TOTAL COMPREHENSIVE INCOME	**$**	**186,552**

See Accompanying Notes and Auditor's Report

Myers Tax & Accounting Services, P.C.
293 Main Street
Winooski, Vermont 05404
Tel. (802) 655-3801
Fax (802) 655-3803

Denise A. Myers, CPA
Richard F. Lewonski, RPA, EA, ABA, ATA

AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The information included in the accompanying exhibits F, G, G-1, H, letter of affirmation, material inadequacy and report on applying agreed upon procedures as of December 31, 2002 is presented as a requirement of this report. Such information has been subjected to Generally Accepted Auditing Standards as was applied in the audit of the basic financial statements. In our opinion, the supplementary information set forth in the selected financial path for the period ending December 31, 2002 is fairly stated in all material respects in relation to the financial statements from which it has been derived.

January 28, 2003

Myers Tax & Accounting Services, P.C.
Myers Tax & Accounting Services, PC
License Number 92-0000606

SEC FILE NO.
8-44230
EXHIBIT F

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2002

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance, Beginning of Period	-0-
Balance, End of Period	-0-

SEC FILE NO.
8-44230
EXHIBIT G

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Owner's Equity - Per Focus Report	$ 77,515
Additions	-0-
Deductions	-0-
Net Capital as Adjusted	**$ 77,515**

The calculation of unaudited Part II for Net Capital was found to be substantially correct.

January 28, 2003

Myers Tax & Accounting Services, PC
MYERS TAX & ACCOUNTING
SERVICES, PC
LICENSE NO. 92-0000606

SEC FILE NO.
8-44230
EXHIBIT G-1

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2002

NET CAPITAL COMPUTATION

Total Owner's Equity from Financial Statement	$ 77,515
Unrealized Gains from Investments	183,294
Net Capital Before Haircut	260,809
Less: Commitments	68,211
Net Capital	**$ 192,598**
Minimum Capital Required	$ 100,000
Excess Net Capital	92,598
Less: 10% of Aggregate Indebtedness of $1000	(100)
Excess Net Capital	**$ 192,498**

SEC FILE NO.
8-44230
EXHIBIT H

HOPPER SECURITIES - VERMONT

DECEMBER 31, 2002

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

Exemption Provisions From Rule 15c3-3

28. B.(K)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained

HOPPER SECURITIES - VERMONT

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

A. BASIS OF ACCOUNTING

Hopper Securities - Vermont, a proprietorship is engaged in the securities broker business. The business operation receives and purchases securities per customer's request and operates primarily in the Chittenden County area of Vermont. The company's financial statements are presented in accordance with generally accepted accounting principles.

B. SEGREGATED CASH

A special account for specific customer funds received on the sale and purchase of security investments for the customer.

C. ACCOUNTS RECEIVABLE

The accounts receivable are stated at net realizable value. Owner believes no allowance for bad debts is necessary as of December 31, 2002.

D. PROPERTY AND EQUIPMENT

Property and equipment are reflected at cost and depreciated on the straight-line method.

E. INVESTMENTS

The owner classifies its marketable equity securities as investment. Realized gains and losses are included in earnings based on the period the specific identifiable stock is sold. Unrealized gains or losses are reported in other comprehensive income. The owner must maintain a minimum capital in the form of cash and marketable securities. The investments are reflected at cost on the balance sheet versus fair value which is a departure from Generally Accepted Accounting principles.

The investments are as follows:

	Shares	Cost	Unrealized Gain (Loss)	Fair Value
International Business Machines Inc.	3,142	$ 62,565.58	$180,939.42	$243,505.00
NASDAQ Warrants	300	3,300.00	(3,300.00)	-0-
NASDAQ Common Stock	300	3,900.00	(3,900.00)	-0-
Oracle Corporation	600	4,124.85	2,355.15	6,480.00
TOTAL		**$ 73,890.43**	**$176,094.57**	**$249,985.00**

F. **INCOME TAXES**

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources, accordingly, no provision for income taxes is made in these statements.

G. **USE OF ESTIMATES**

The preparation of financial statements in conformity with generally accepted accounting principles requires the owner to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

I do affirm that there are no assets, liabilities, and accountabilities, contingent or otherwise, which apply to this business that are not recorded on our business books at December 31, 2002.

Hopper Securities - Vermont

by Joshua H Hopper

January 28, 2003

HOPPER SECURITIES - VERMONT

There has been no material inadequacy found to exist or found to have existed since the date of the previous audit, December 31, 2002.

January 28, 2003

Myers Tax & Accounting Services, P.C.
MYERS TAX & ACCOUNTING
SERVICES PC
VT LICENSE NO. 92-0000606